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                                                                    Exhibit 4.72

PROCUREMENT AND INSTALLATION AGREEMENT OF OSP FOR REGIONAL METRO JUNCTION (RMJ)
 BANDA ACEH - SIGLI DIVRE I SUMATERA NO. K.TEL. 147/HK.810/ITS-00/2006 DATED 3
                                   JULY 2006

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Parties:                1.   TELKOM; and

                        2.   PT Telekomindo Primakarya ("TELEKOMINDO").

Scope of Agreement:     The parties agreed to procure and install the OSP for
                        RMJ Banda Aceh - Sigli in Divre-I Sumatera.

Obligation of
TELEKOMINDO:            1.   Responsible for all risks occurring in the
                             implementation of the project;

                        2.   To obtain all necessary permits and licenses;

                        3. To employ qualified personnel, supervise their works and to be responsible for their health and safety;

                        4. To provide sufficient equipment and infrastructure and also responsible for the safety of such equipment and infrastructure;

                        5.   To clean up the project site;

                        6.   To submit a written report to TELKOM.

Deadline of
Completion:             Both parties agreed that the time of completion shall be
                        divided into 3 works: LINK.1, LINK.2 and LINK.3. The final LINK shall be completed in 130 days since 3 July
                        2006.

Obligation of TELKOM:   1.   To ensure the availability of the project site;

                        2. To provide any necessary recommendation for TELEKOMINDO in order to obtain all necessary permit;

                        3. To provide entry or exit permit to TELEKOMINDO and all site workers.

Assignment:             TELEKOMINDO shall not assign a part or the whole work to
                        a third party without prior written consent form TELKOM.

Termination:            TELKOM may unilaterally terminate the agreement should
                        one of the following events occur:

                        1. TELEKOMINDO has not commenced the project after 14 calendar days since the signing of the agreement;
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                        2.   When the work is delayed due to series of force
                             majeure events, which occurs consistently for more than 1 month;

                        3. When the completion of the work exceeds by more than 50% calendar days for each location and the amount of penalty has reached 5% of total agreement price;

                        4. The work is delayed by TELEKOMINDO for more than continuously 1 month not as result of force majeure and also not also due to fault of TELKOM;

                        5. TELEKOMINDO is proven to have assigned the agreement to a third party without prior written consent of TELKOM.

Confidentiality:        TELEKOMINDO shall keep the secrecy of all data including
                        but not limited to information, statement and other document unless such information, statement and document has already been published by TELKOM or TELEKOMINDO has obtained prior consent from TELKOM for the disclosure.

Settlement of
Dispute:                1.   Any disputes shall be settled amicably between
                             parties based upon good faith;

                        2. If the parties are unable to settle the dispute amicably, then the parties shall submit the dispute to the Indonesian National Board of Arbitration
                             (BANI).

Governing Law:          The laws of the Republic of Indonesia.
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